Schedule A

to the

Sub-Advisory Agreement

by and between

Exchange Traded Concepts, LLC

and

Vident Investment Advisory, LLC

Sub-Advisory Fee. Pursuant to Section 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate based on a percentage of the average daily net assets of each Fund as follows:

Fund	Rate	Effective Date
The WEAR ETF	The greater of 4 bps or $15,000 annual minimum	December 1, 2016
ProSports Sponsors ETF	The greater of 6 bps or $25,000 annual minimum	July 6, 2017
InsightShares LGBT Employment Equality ETF	The greater of 5 bps or $25,000 annual minimum	January 8, 2018

Agreed and Accepted:

ADVISER		SUB-ADVISER

Exchange Traded Concepts, LLC		Vident Investment Advisory, LLC

By:	/s/ J. Garrett Stevens	By:	/s/ Denise Krisko
Name:	J. Garrett Stevens	Name:	Kenise Krisko
Title:	Chief Executive Officer	Title:	President